POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

December 6, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated December 1, 2006
Power Technology, Inc.
File no. 0-24857
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

Please be advised that today we have filed a Preliminary Proxy which has been marked to show changes from the November 27, 2006 filing to the December 5, 2006 filing. This filing is made solely to reflect these markings which were inadvertently left out of the December 5, 2006 filing.

Very truly yours,

/s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board